 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6K

Report of Foreign Private issuer pursuant to Rule 13a-16 or 15(d)-16 under the Securities Exchange Act of 1934

For the month of July, 2006

AQUASOL ENVIROTECH LTD.

 (Exact name of registrant as specified in its charter)

THE CAYMAN ISLANDS, B.W.I.	000-1336655	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Suite 1980, 1055 West Hastings Street Vancouver, British Columbia, Canada V6E 2E9
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ��

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ��  No☒

Changes in Company's Certifying Accountant.

(a) On or about July 21, 2006, the Board of Directors of Aquasol Envirotech Ltd. (the “Company”) received a letter from Moen and Company Chartered Accountants notifying the Company that it had ceased business and was resigning as the Company’s auditors.

None of the reports of Moen and Company Chartered Accountants on the Company’s financial statements for either of the past two fiscal years or subsequent interim period prior to Moen and Company’s resignation contained an adverse opinion or disclaimer or opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles.

There were no disagreements between the Company and Moen and Company Chartered Accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Moen and Company Chartered Accountants would have caused them to make reference to the subject matter of the disagreement in connection with its report.

(b) On or about April 24, 2007, the Company engaged Child, Van Wagoner & Bradshaw, PLLC as its principal accountant to audit the Company's financial statements as successor to Moen and Company Chartered Accountants.  During the Company's two most recent fiscal years or subsequent interim period, the Company has not consulted with Child, Van Wagoner & Bradshaw, PLLC regarding the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, nor did Child, Van Wagoner & Bradshaw, PLLC provide advice to the Company, either written or oral, that was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue. Further, during the Company's two most recent fiscal years or subsequent interim period, the Company has not consulted with Child, Van Wagoner & Bradshaw, PLLC on any matter that was the subject of a disagreement or a reportable event.

On August 9, 2007, the Company provided a draft copy of this report on Form 8K to Moen and Company Chartered Accountants, requesting their comments on the information contained herein.  A copy of the responsive letter from Moen and Company Chartered Accountants is filed as an exhibit to this report.

Exhibits

(c)

The following exhibits are herewith filed:

16.1         Letter from Moen and Company Chartered Accountants dated August 9, 2007 regarding change in certifying accountant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AQUASOL ENVIROTECH LTD.

By: /s/ Yenyou Zheng

Yenyou (Jeff) Zheng

President & Director

August 9, 2007